Exhibit 99.1

Reitar Logtech Announces Closing of US$5.5 Million Private Placement

HONG KONG, October 14, 2026 — Reitar Logtech Holdings Limited (OTC Pink: RITRF) (“Reitar” or the “Company”) today announced that it has completed its previously announced private placement of the Company’s Class A ordinary shares, par value US$0.00000125 per share (the “Class A Ordinary Shares”).

On October 2, 2026, the Company entered into six separate share subscription agreements (the “SSAs”) with six non-U.S. investors (the “Purchasers”). Under the SSAs, the Company issued an aggregate of 2,750,000 Class A Ordinary Shares (the “Shares”) to the Purchasers at a price of US$2.00 per Share, for an aggregate purchase price of US$5,500,000. The Company intends to use the proceeds for general working capital purposes.

The Shares were issued in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Shares have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Immediately following the issuance of the Shares, the Company had 6,434,288 Class A Ordinary Shares and 672,400 Class B ordinary shares, par value US$0.00000125 per share, issued and outstanding.

On September 3, 2026, the Company effected a share consolidation under Cayman Islands law, pursuant to which every twenty-five (25) Class A ordinary shares and Class B ordinary shares of par value US$0.00000005 each were consolidated into one (1) share of the same class of par value US$0.00000125 each (the “Share Consolidation”). All share numbers, per-share prices and par values set forth above are stated on a post-Share Consolidation basis. As previously reported by the Company, the Share Consolidation has not yet taken effect for trading purposes.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities. There will be no sale of these securities in any jurisdiction where such an offer, solicitation or sale would be unlawful.

About Reitar Logtech Holdings Limited

Reitar Logtech Holdings Limited is a premier provider of smart logistics and automated warehousing solutions headquartered in Hong Kong. The Company is one of the market leaders in Hong Kong’s smart logistics and automated warehousing sector, committed to innovating the logistics industry through the integration of advanced robotics, artificial intelligence, and data-driven analytics to enhance operational efficiency and create value for its clients across the supply chain.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These include statements about the intended use of proceeds, the outcome of the Company’s appeal of the Nasdaq delisting determination and the processing of the Share Consolidation. Words such as “may,” “will,” “expect,” “intend,” “believe,” “plan” and similar expressions identify forward-looking statements. They are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially. These risks include the outcome of the Nasdaq hearing, the continued suspension or delisting of the Company’s securities, and the other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statement, except as required by law.

Investor Relations

Reitar Logtech Holdings Limited

Unit 801, 8/F, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong

Email: info@reitar.io

Phone: +852 2554 5666